UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2024

Commission File Number:  001-38723

Tiziana Life Sciences Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pricing of Registered Direct Offering

On October 30, 2024, Tiziana Life Sciences Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor to purchase an aggregate of 5,263,158 of the Company’s common shares, par value $0.001 per share, at a purchase price of $0.95 per share in a registered direct offering (the “Registered Direct Offering”). The initial total gross proceeds to the Company from the Registered Direct Offering will total approximately $5 million. The Company also granted such investor the option to acquire up to an additional 5,263,158 common shares at the same price per share at one or more additional closing dates during the seventy-five day period following the date of the Purchase Agreement. The initial closing date regarding the sale of the common shares is expected to occur on or about November 1, 2024, subject to the satisfaction of customary closing conditions.

Pursuant to the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or common share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 75 days following the initial closing of the Registered Direct Offering, subject to certain customary exceptions.

The Company also entered into an agreement, (the “Placement Agency Agreement”), with Titan Partners Group LLC, a division of American Capital Partners, LLC, as sole placement agent (the “Placement Agent”), dated October 30, 2024, pursuant to which the Placement Agent agreed to serve as the Placement Agent for the Company in connection with the Registered Direct Offering. The Company agreed to pay the Placement Agent a cash fee of 7.5% of the aggregate purchase price for the securities sold in the Registered Direct Offering and to issue the Placement Agent (or its designees) three year warrants representing 3% of the securities sold in the Registered Direct Offering. In addition, the Company agreed to pay the Placement Agent a non-accountable expense allowance equal to 1.0% of the aggregate purchase price for the securities sold in the Registered Direct Offering and to reimburse the placement agent for certain of their expenses.

The common shares to be issued in the Registered Direct Offering and the securities to be issued to the Placement Agent will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-252441).

The Company’s press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. Copies of the form of Purchase Agreement and the Placement Agency Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. A copy of the opinion of Conyers Dill & Pearman Limited relating to the legality of the issuance and sale of the common shares is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Report on Form 6-K, including each exhibit hereto, are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-252441) of the Company.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses expected timing of the closing of the Registered Direct Offering and planned use of the net proceeds from the Registered Direct Offering. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Registered Direct Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

Attached hereto and incorporated herein are the following exhibits:

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman Limited
10.1	Placement Agency Agreement dated October 30, 2024.
10.2	Form of Securities Purchase Agreement.
23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).
99.1	Press Release, dated October 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LIMITED

Date: November 1, 2024	By:	/s/ Ivor Elrifi
		Name:	Ivor Elrifi
		Title:	Chief Executive Officer

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